April 28, 2006

Via Facsimile (713) 229-7778 and US Mail

Gene Oshman, Esq.
Baker Botts, L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas, 77002-4995

	Re:	Transocean Inc.
Schedule TO-I filed April 17, 2006
      File No. 5-4

Dear Mr. Oshman:

      We have reviewed the above-referenced filings and have the following comments:
Schedule TO

Material United States Tax Consequences, page 9

1. Please eliminate the statements that the discussion is included "for general information only." In addition, please delete the last two paragraphs of this section. We believe these statements may suggest that your security holders may not rely on the description of material tax consequences included in the offering document.

Additional Information, page 11

2. You attempt to incorporate by reference any future documents or reports filed from the date of this offer until it is completed. However, Schedule TO does not permit such "forward" incorporation by reference. If the information provided to shareholders in the Offer to Purchase materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to shareholders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

3. In addition, please delete the last sentence of this section.
Investors are entitle to rely on your disclosure.

Letter of Transmittal

7. Irregularities

4. We note your statements that your determinations will "be final and binding." Please revise these statements to more precisely define their scope. It appears that your interpretation may not necessarily be final and binding on all parties. For example, parties may contest your interpretation in court. Judgments of courts of competent jurisdiction are generally considered final and binding in such matters.

Closing Comments
      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3345.

      						Sincerely,

							Michael Pressman
							Special Counsel
							Office of Mergers
and Acquisitions
April 28, 2006
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE